UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number  0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒     Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:                                                 Material Change Report

DESCRIPTION:                                                                             Queenstake’s 2005 Annual and 4th Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	April 10, 2006	By	“Dorian L. Nicol” (signed)
(Signature)

Dorian L. Nicol, President & CEO

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.             Name and Address of the Company

                Queenstake Resources Ltd.
                999 18th Street, Suite 2940
                Denver, Colorado 80202 USA

2.             Date of Material Change

                March 30, 2006

3.             News Release

                The date and place(s) of issuance of the news release are as follows:

                March 30, 2006 in Denver, Colorado

                The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange
                being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.             Summary of Material Change(s)

                Queenstake Resources Ltd. reported its 2005 annual and fourth quarter operating and financial results.

5.             Full Description of Material Change

                Queenstake Resources Ltd. (the “Company” or “Queenstake”) reported 2005 gold production of 204,091
                April 10, 2006 ounces at cash operating costs of $386 per ounce at the Jerritt Canyon mine operations in
                Nevada, consistent with prior guidance under the August 2005 redevelopment plan. In the fourth quarter of 2005, gold production was 45,555 ounces at cash operating costs of $413 per ounce.

                Highlights from operating and financial results during the fourth quarter of 2005 included:

•      Positive key operating indicators showed the redevelopment plan was on track in ounces produced, tons mined, mill ore grade, recovery rate and capitalized development footage (see news release of January 17, 2006);

•      Cash provided by operating activities, before non-cash working capital changes, was $2.9 million; and

•      Cash and cash equivalents on December 31, 2005 totalled approximately $10.2 million, compared with $6.1 million December 31, 2004.

                Under the redevelopment plan implemented in mid-August 2005, Jerritt Canyon milling production was scaled back from operating two roasters to one roaster at a time to match mill processing with optimal mining rate. As the redevelopment plan was a substantial change from historical mining and processing practices, comparisons to results from 2004 and the year ago fourth quarter should be viewed in that context.

                Management considers that the redevelopment plan represents a gradual improvement in Jerritt Canyon operations that are expected to continue through 2006.  Jerritt Canyon operating performance in production and cash operating costs is expected to significantly improve in the second quarter of 2006 as the Company moves past the seasonal impact of winter conditions and a gear refurbishment at the mill.
                (See “Outlook” section below.) With the recent

catch up in underground development achieved and consistent mining of ore tons under the redevelopment plan in the first quarter of 2006, Queenstake is expected to report improving cash flow from operations in 2006.

Operating Highlights	4Q 2005	4Q 2004	2005	2004
Gold ounces produced	45,555	60,384	204,091	243,333
Gold ounces sold	46,828	64,723	202,684	245,651
Average realized gold price ($/oz)	$485	$432	$445	$398
Cash operating costs per ounce	$413	$336	$386	$336

Financial Review

For the fourth quarter of 2005, the Company reported a net loss of $2.6 million, compared with a net loss of $4.6 million in the year ago quarter. For 2005, the Company had a net loss of $19.7 million, compared with a net loss of $22.1 million in 2004. The 2005 result was due to higher operating costs per ounce impacted by increased commodity prices, lower gold production in the first half of the year, and $1 million of corporate restructuring and severance costs taken in the first quarter, and a non-cash write down of $0.9 million in value of outstanding gold put options marked to the market price.

Fourth quarter revenue from gold sales of 46,828 ounces totaled $22.7 million compared with $27.9 million in the year ago quarter as a result of lower production, as expected under the redevelopment plan, partially offset by a higher realized gold price of $485 per ounce in the 2005 fourth quarter compared with $432 a year ago. Fourth quarter cash operating costs of $413 per ounce were higher than prior guidance primarily due to the impact of rising commodity costs faced by the North American gold mining industry in general. Of the increased costs of $1.5 million, approximately $1.1 million were due directly to increased prices in electricity, propane, diesel and cement, and the remaining was due to higher labor, maintenance and ground support costs.

Revenues from gold sales of $90.2 million in 2005 were lower than revenues of $100.4 million in 2004.  Gold ounces sold in 2005 were 202,684 representing an 18% decrease from 2004, partially offset by a higher average realized gold price of $445 per ounce, 12% higher than in 2004. As noted above, the redevelopment plan, implemented in mid-August 2005, called for a reduction in production in 2005.

Depreciation, depletion and amortization for the fourth quarter and the year decreased as a result of lower production. General and administrative costs continued to decline from the third quarter of 2005 and from the 2004 fourth quarter to $825,000 in the 2005 fourth quarter. For the full year, general and administrative costs of $4.9 million were higher than in 2004 as a result of $1 million in corporate restructuring and severance costs and $0.5 million in increased consulting and advisory services largely related to the redevelopment plan implementation.

For the fourth quarter of 2005, cash generated from operating activities, before working capital changes, was $2.9 million compared with $4.0 million in the 2004 fourth quarter. For the 2005 year, the Company used cash in operating activities of $7.0 million as compared to cash provided by operations of $16.7 million in 2004. The decrease in cash from operating activities in 2005 reflects the pay down of $8.1 million in accounts payable, accumulated at the end of 2004, and reduced results from mining operations as described above. Cost savings expected from the redevelopment plan for the fourth quarter were largely offset by higher energy and commodity prices.

As an indication of an improving balance sheet, Queenstake had positive working capital of $4.8 million at year-end 2005, compared to a working capital deficiency of $9.4 million at year-end 2004. Queenstake had cash and cash equivalents of approximately $10.2 million at the end of 2005, compared with $6.1 million at the end of 2004. The Company has no long-term debt other than capital leases for mining equipment.

Operations Review & Redevelopment Plan Update

Operating Statistics	4Q 2005	4Q 2004	2005	2004
Ore tons mined	223,060	320,505	959,099	1,144,214
Tons processed	211,587	331,619	1,106,987	1,305,833
Grade processed (opt)	0.25	0.21	0.22	0.21
Process recovery	86.8%	85.0%	86.6%	86.7%

Gold production of 45,555 ounces in the 2005 fourth quarter was lower than the 2004 fourth quarter, as expected under the redevelopment plan, principally due to a decrease in ore tons mined and processed.

In the 2005 fourth quarter, the average processed ore grade increased 19% to 0.25 ounce of gold per ton (opt) from 0.21 opt both in the 2005 third quarter and the year ago quarter. Mill performance in the fourth quarter, which was the first full quarter of operating one roaster at a time rather than operating both together, was on track under the redevelopment plan with a steady mill recovery rate of 86.8%.

Outlook

During the first quarter of 2006, the Jerritt Canyon mill unexpectedly had two failures of a pinion gear, requiring temporary shutdowns of the mill.  In the first event, the pinion gear breakdown was due to a lubrication failure, requiring a mill shutdown for repair and gear replacement.  Following the repair, the mill resumed normal processing.  In the second event, the replacement pinion gear broke one tooth; this was caused by rapidly accelerated wear on a new pinion gear against the older worn bull gear.  After evaluation by mill gear experts, a spare pinion was installed and the mill has resumed operations with close monitoring to avoid further issues.  During the planned eight- to 10-day annual mill maintenance shutdown scheduled for April, the bull gear will be turned over to more closely match the new pinion gear to ensure continuous operation.

During the 2006 first quarter, the mines continued to produce ore in line with the redevelopment plan, with mined ore being accumulated in an ore stockpile adjacent to the mill.  The overall impact of the temporary mill interruptions will be in rescheduling processing of stockpiled ore to later periods of the year. Jerritt Canyon estimates it will accumulate at least 16,000 ounces contained in the ore stockpile at the mill at the end of the 2006 first quarter. The second and third quarters of 2006 are expected to have progressively and significantly higher production than the first quarter as the mill processes through the ore stockpile.

Gold production for the first quarter of 2006 will be approximately one-third lower than the 2005 fourth quarter due to the delays in processing. Costs of the gear replacements and accelerated annual mill maintenance will impact results for the 2006 first quarter, with cash operating costs for the 2006 first quarter expected to be considerably higher than the 2005 fourth quarter.

For 2006, the Company expects to produce between 200,000 and 220,000 ounces of gold, unchanged from prior guidance. Cash operating costs per ounce for 2006 are estimated to be within five percent, above or below the 2005 fourth quarter cash operating costs of $413 per ounce. The operating cost per ounce estimate excludes the benefit estimated at an approximately $15-$20 reduction in cash operating costs per ounce by reducing fixed costs per ounce, as a result of the recently announced contract to purchase ore and concentrates from Newmont’s Nevada operations. This is expected to begin in the second quarter of 2006, subject to certain closing conditions.

Capital expenditures in 2006 are expected to be approximately $17 million, 14% lower than 2005. General and administrative costs are estimated at $3.5 million-$4 million in 2006. District exploration and surface drilling expenditures are estimated at a minimum of $6 million during 2006. Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $1 per ounce at a gold price assumption of $500 to $525 per ounce.

                It is expected that total drifting footage will be 40,000-45,000 feet in 2006 to achieve the 2006 production estimates and to prepare for mining in 2007.  Capitalized mine development is expected to be
                7,000-7,500 feet in 2006.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                Not Applicable

7.             Omitted Information

                Not Applicable

8.             Executive Officer

                The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

                Dorian (Dusty) Nicol, Chief Executive Officer
                Queenstake Resources Ltd.
                999 18th Street, Suite 2940
                Denver, CO 80202
                PHONE:  (303) 297-1557 (ext. 106)

9.             Date of Report

                April 10, 2006